02018866

AB 3/18/02

8-36521

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VK 3-21-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-28075

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Surety Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3375 Park Avenue, Suite 3006
(No. and Street)

Wantagh	NY	11793
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Renck (516) 781-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nussbaum Yates & Wolpow P.C.
(Name — if individual, state last, first, middle name)

445 Broadhollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John T. Renck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Surety Financial Services, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

PAUL MEITHNS
NOTARY PUBLIC, State of New York
No. 01ME4521490
Qualified in Nassau County
Term Expires 7/31/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~. CASH Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS

YEAR ENDED DECEMBER 31, 2001

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

YEAR ENDED DECEMBER 31, 2001

CONTENTS

	Page
Report of Independent Auditors	1
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	2 - 3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 12
Supplementary Information: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13

NUSSBAUM YATES & WOLPOW, P.C.
Certified Public Accountants
445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

Report of Independent Auditors

To the Officer and Director of
Monitoring and Evaluation Services, Inc.
d/b/a Surety Financial Services
Wantagh, NY

We have audited the accompanying statement of financial condition of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services at December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nussbaum Yates & Wolpow, P.C.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 13, 2002

NUSSBAUM YATES & WOLPOW, P.C.
Certified Public Accountants
445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252 FAX (631) 845-5279

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Officer and Director of
Monitoring and Evaluation Services, Inc.
d/b/a Surety Financial Services
Wantagh, NY

In planning and performing our audit of the financial statements and supplemental schedule of Monitoring and Evaluation Services, Inc. d/b/a Surety Financial Services for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Officer and Director of
Monitoring and Evaluation Services, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Nussbaum Yates & Wolpow, P.C.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 13, 2002

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$158,522
Receivable from brokers	73,470
Receivable from customers	41,296
Securities owned, not readily marketable, at estimated fair value	35,700
Furniture and equipment, at cost, net of accumulated depreciation of $87,624	8,409
Other	4,178
	$321,575

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$106,936
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, authorized, issued and outstanding 100 shares, no par	60,000
Retained earnings	154,639
	214,639
	$321,575

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$1,276,280
Investment consultant fees	221,522
Interest	418
	1,498,220
Expenses:	
Officer's salary	266,665
Salaries and employee benefits	361,419
Occupancy	25,514
Auto expenses and rentals	12,375
Travel and entertainment	117,824
Insurance	26,704
Office and miscellaneous expenses	15,279
Communications and data processing	10,414
Professional fees	11,000
Dues and subscriptions	6,943
Promotions and advertising	10,847
Fees and assessments	2,662
Pension	74,452
Conferences, conventions and seminars	207,095
Contributions	31,970
	1,181,163
Income before income taxes	317,057
Income taxes	5,496
Net income	$ 311,561

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained	Stockholder's
	Shares	Amount	Earnings	Equity
Balances, January 1, 2001	100	$60,000	$173,289	$233,289
Net income	-	-	311,561	311,561
Dividends	-	-	(330,211)	(330,211)
Balances, December 31, 2001	100	$60,000	$154,639	$214,639

See notes to financial statements.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net income	$311,561
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,114
Changes in operating assets:	
Net receivable from brokers	(64,317)
Net receivable from customers	19,117
Other	(5,300)
Changes in operating liabilities, accounts payable and accrued expenses	78,945
Net cash provided by operating activities	346,120
Investing activities:	
Purchase of furniture and equipment	(295)
Payments received from officers, net	66,822
Net cash provided by investing activities	66,527
Financing activities, dividends paid	(330,211)
Increase in cash	82,436
Cash, beginning of year	76,086
Cash, end of year	$158,522
Supplemental cash flows disclosures:	
Income taxes paid	$ 8,733

See notes to financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC rule 15c3-3. The Company also provides investment consultant services to customers.

Significant Accounting Policies

- ***Securities Transactions and Commissions***

  Customers' securities transactions and the related commission revenues and expenses are recorded on settlement date basis. There is no material difference between trade and settlement date.

  Securities not readily marketable are valued at estimated fair value.

- ***Investment Advisory Income***

  Investment consultant fees are earned quarterly based on the terms of contracts with customers.

- ***Income Taxes***

  The Company has elected "S" Corporation treatment for both Federal and State income tax purposes. As such, the Company's stockholder is taxed, individually, on his proportionate share of the Company's earnings. Accordingly, there is no provision for Federal income taxes, but the Company remains subject to certain state taxes.

1. Nature of Business and Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

- ***Depreciation***

  Furniture and equipment are being depreciated by the straight-line method over an estimated period of five years.

- ***Use of Estimates***

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable from Brokers

Receivable from brokers at December 31, 2001 consists of commissions receivable from clearing brokers and others. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

3. Receivable from Customers

Receivable from customers includes amounts due for investment consultant fees.

4. Securities Owned

Securities owned consist of investments in NASDAQ which are not readily marketable investment securities since there is no market on a securities exchange and no independent publicly quoted market. These securities are recorded at cost and consist of the following:

Warrants	$20,100
Common stock	15,600
	$35,700

5. Defined Contribution Plan

The Company maintains a defined contribution retirement plan covering all employees. Total expense for 2001 amounted to $74,452, which is accrued at December 31, 2001.

6. Related Party Transactions

Expenses for 2001 include $202,500 related to charges by an affiliated company, under common control, for the use of its facilities for meetings and seminars.

7. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

7. Financial Instruments (Continued)

Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities on behalf of its customers. These activities may expose the Company to off-balance-sheet-credit-risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.

8. Lease Commitments

The Company is obligated under an operating lease for its office through August 31, 2002. Total rent expense amounted to $19,400 for 2001. In addition, the Company is obligated under operating leases for two vehicles with remaining payments through November 2002. Total future minimum rental expenses at December 31, 2001 under all operating leases through 2002 amounts to $18,889.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in order that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000. At December 31, 2001, the Company had net capital of $125,056, which was $117,927 in excess of its required net capital. The Company's net capital ratio was .86 to 1.

10. Subsequent Event

At January 31, 2002, the Company was in violation of one of its clearing broker agreements, which requires maintenance of net capital of $100,000 unless agreed to in writing by the clearing broker. The Company believes that any violation would have no effect on the Company since it would be able to clear customer transactions through another clearing broker.

MONITORING AND EVALUATION SERVICES, INC.
D/B/A SURETY FINANCIAL SERVICES

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net capital:	
Total stockholder equity qualified for net capital	$214,639
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	35,700
Other assets	45,474
Furniture and equipment, net	8,409
	89,583
Net capital	$ 125,056
Aggregate indebtedness:	
Accounts payable and accrued expenses	$106,936
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
Based on aggregate indebtedness	$ 7,129
Minimum dollar requirement	$ 5,000
Excess net capital at minimum required	$117,927
Ratio: Aggregate indebtedness to net capital	.86 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report:	$161,441
Allowable assets erroneously reported as nonallowable	9,156
Audit adjustment to record pension contribution	(74,452)
Other audit adjustments, net	28,911
Net capital per above	$125,056

The schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" are not applicable in accordance with the Company's exemption under paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC.
2)(ii) of Rule 15c3-3 of the SEC.